August 27, 2007
VIA FACSIMILE 202/772-9210 and 202/772-9213
Securities and Exchange Commission
Washington, DC 20549

Attn:	Gregory Dundas, Esq. Matthew Komar

Re:	Wachovia Corporation (File No. 1-10000) Registration Statement on Form S-4 (Reg. No. 333-144157)
Dear Mr. Dundas:
Dear Mr. Komar:
     Pursuant to a telephone conversation between Pete Carlson and Kevin Vaughn, Wachovia Corporation (“Wachovia”) is submitting this request for acceleration of effectiveness of the above-referenced registration statement. Wachovia will file an amendment to the registration statement following our conference call on August 28, 2007 containing certain items as discussed with the Commission. Wachovia respectfully requests that the Securities and Exchange Commission declare the above-referenced registration statement effective on August 28, 2007, at 12:00 p.m. or as soon thereafter as practicable.
     Should you have any questions about the foregoing, please contact the undersigned at (704) 374-3234. Thank you.
Very truly yours,
/s/ Ross E. Jeffries, Jr.
Ross E. Jeffries, Jr.